UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14f-1
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SEARCH BY HEADLINES.COM CORP.
(Exact name of registrant as specified in its charter)

Nevada	000-52381	N/A
(State or other	Commission	(IRS Employer
jurisdiction of incorporation)	file number	Identification No.)

1200 Beaufort Road
North Vancouver, British Columbia Canada V7G 1R7

Registrant’s telephone number, including area code: (778) 386-3528

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

___________________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

___________________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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SEARCH BY HEADLINES.COM CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “we”, “us” and “our” refer to Search By Headlines.com Corp., a Nevada corporation.

This Information Statement is being mailed on or about December 12, 2011, by our company to the holders of record of our shares of common stock as of the close of business on December 9, 2011. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designee named herein will be appointed to the board of directors (the “Effective Date”).

Pursuant to the terms of the Share Purchase Agreements (the “Agreements”) dated December 9, 2011 between James P. Geiskopf and each of Jason Hanson and Peter Hornstein, James P. Geiskopf purchased 1,000,000 shares of our common stock (each, a “Share”) from both Jason Hanson and Peter Hornstein. The Closing of the Agreement will be on the Effective Date. The total purchase price of the shares was $500 to each Jason Hanson and Peter Hornstein, which was paid in cash and by the personal funds of Mr. Geiskopf.

On the Effective Date, our head office will move to 3250 Oakland Hills Court, Fairfield, California, 94534.

As of the Effective Date, James P. Geiskopf now owns 2,000,000 of our shares of common stock, which is 22.2% of our issued and outstanding Shares.

Jason Hanson and Peter Hornstein wish to resign as directors and officers of our company, which would result in Mr. Geiskopf being the sole director and officer of our company. Their resignations will be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF JAMES P. GEISKOPF TO THE BOARD OF DIRECTORS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

Our board of directors fixed the close of business on December 9, 2011 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement. Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share. As of December 9, 2011, there were 9,010,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of December 9, 2011, certain information regarding the beneficial ownership of our company’s common stock. The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of our common Stock; (ii) each of our current directors and officers; and (iii) all of our current officers and directors as a group. The number of shares owned includes all shares beneficially owned by such persons, as calculated in accordance with Rule 13d-3 promulgated under the Exchange Act. Under such rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of <>, 2011 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)		Percentage of Class (2)

Jason Hanson c/o 1200 Beaufort Road North Vancouver , British Columbia, Canada V7G 1R7	Common Stock	Nil(3)	N/A	N/A

Peter Hornstein 1647 Summerhill Court Surrey, British Columbia, Canada V4A 8S5	Common Stock	Nil(3)	N/A	N/A

Directors and Executive Officers (2 individuals)	Common Stock	Nil		N/A

James P. Greiskopf 3250 Oakland Hills Court Fairfield, CA 94534	Common Stock	2,000,000(3)	Direct	22.2%

Joe Loeppky 5520 14B Avenue Delta, British Columbia, Canada V4M 2G6	Common Stock	1,000,000	Direct	11.1%

5% shareholder (2 individuals)	Common Stock	3,000,000		33.3%

Notes:

(1)

Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Information Statement as of which there were 9,010,000 shares of our common stock issued and outstanding.

(2)	Based on 9,010,000 number of shares of common stock issued and outstanding as of the date of this Information Statement.

(3)

Pursuant to the terms of the Share Purchase Agreements (the “Agreements”) dated December 9, 2011 between James P. Geiskopf and each of Jason Hanson and Peter Hornstein, James P. Geiskopf purchased 1,000,000 Shares from both Jason Hanson and Peter Hornstein. The Closing of the Agreement will be on the Effective Date. The total purchase price of the shares was $500 to each Jason Hanson and Peter Hornstein, which was paid in cash and by the personal funds of Mr. Geiskopf.

3

CHANGE OF CONTROL

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreement. Following the closing of the Agreement and the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, our company anticipates that our board of directors will be comprised of James P. Gieskopf.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Officers

The following table sets forth information regarding our current directors and officers:

Name	Position Held with our Company	Age	Date First Elected or Appointed
Jason Hanson	President, Secretary, Treasurer and Director	34	October 29, 2009 May 17, 2005
Peter Hornstein	Director	55	May 17, 2005

Business Experience

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which they were employed.

Jason Hanson

Mr. Hanson has worked for Newalta Corporation for eight years and is responsible for the purchasing and the inventory programs. Mr. Hanson brings fundamental technical knowledge to our company as well as an understanding of the business aspects associated with the industry. He has no prior experience as a director or officer of a public company.

Peter Hornstein

Mr. Hornstein has extensive experience in sales, marketing and consulting in point-of-sale and inventory monitoring systems in the food and beverage industry. He is currently president of 88888 Developments Inc., a private company started in 1995, which is developing state of the art inventory management systems. Prior to forming 88888 Development Inc., Mr. Hornstein was president of Pan-Tech Systems Inc., a private company, from 1988 to 1994. Pan-Tech developed and serviced inventory monitoring systems for some of the larger restaurant chains in British Columbia. He has no prior experience as a director or officer of a public company.

Proposed Directors and Officers

The following table sets forth information regarding the proposed director and officer of our company:

Name and Address	Proposed Position	Age
James P. Geiskopf 3250 Oakland Hills Court Fairfield, CA 94534	President, Secretary, Treasurer and Director	52

Business Experience

The following is a brief account of the education and business experience of the proposed directors and executive officers assuming the closing of the Share Purchase Agreement during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

James P. Geiskopf, President, Secretary, Treasurer and Director

James P. Geiskopf has 32 years of experience in the car rental industry. From 1975 to 1986 he was the Chief Financial Officer of Budget Rent a Car of Fairfield California. From 1986 to 2007 he was President and Chief Executive Officer of Budget Rent a Car of Fairfield California. Mr Geiskopf served on the board of directors of Suisun Valley Bank from 1986 to 1993. He also served on the board of directors of Napa Valley bank (NASDAQ) from 1991 to 1993. Mr Geiskopf was the President and Director of The Resource Group from 2007 to 2009.

Legal Proceedings

We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement In Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or our proposed director and officer has been involved in any of the following events during the past ten years:

(1)	any bankruptcy petition filed by or against any business of which such person was an executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

(4)

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

(5)

being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease- and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(6)

being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Director Independence

We currently act with two directors consisting of Jason Hanson and Peter Hornstein. Mr. Hanson is not independent as he is the president, secretary treasurer of our company. Mr. Hornstein is an independent director as defined by Rule 4200(a)(14) of the FINRA Rules. After the Effective Date, our sole director and officer, James Geiskpof will not be an independent director.

Audit Committee

Our board of directors acts as our audit committee. As of the date of this Information Statement, all of our current directors are members of our audit committee.

Compensation Committee – Compensation Committee Interlocks and Insider Participation

Our board of directors acts as our compensation committee. We believe that striking a compensation committee and appointing additional independent directors to such committee would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date. Mr. Hornstein is independent as defined by Rule 4200(a)(14) of the FINRA Rules. Our board of directors’ responsibilities in acting as our compensation committee is to oversee our company’s compensation and benefit plans, including our compensation plan. Our board of directors also monitors and evaluates matters relating to the compensation and benefits structure of our company. Our company has not adopted a Compensation Committee Charter.

Transactions with Independent Directors

During the year ended July 31, 2011, we did not have any related party transactions with our independent director. Our independent director did not entered into any transaction, relationship or arrangement during the year ended July 31, 2011 that was considered by our board of directors in determining whether the director maintained his independence in accordance with Rule 4200(a)(14) of the FINRA Rules.

Board of Directors

As mentioned above, Mr. Hornstein is an independent director as defined in Rule 4200(a)(14) of the FINRA Rules. Our board of directors facilitates its exercise of independent supervision over management by endorsing the guidelines for responsibilities of the board as set out by regulatory authorities on corporate governance in Canada and the United States. Our board’s primary responsibilities will be to supervise the management of our company, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards.

The board will also be responsible for:

  selecting and assessing members of the board;

  choosing, assessing and compensating the president, secretary and treasurer of our company, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

  reviewing and approving our company’s strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

  adopting a code of conduct and a disclosure policy for our company, and monitoring performance against those policies;

  ensuring the integrity of our company’s internal control and management information systems;

  approving any major changes to our company’s capital structure, including significant investments or financing arrangements; and

  reviewing and approving any other issues which, in the view of the board or management, may require board scrutiny.

Directorships

Our directors are not currently directors of any other reporting issuers (or the equivalent in a foreign jurisdiction).

Orientation and Continuing Education

We have an informal process to orient and educate new recruits to the board regarding their role on the board, our committees and our directors, as well as the nature and operations of our business. This process provides for an orientation with key members of the management staff, and further provides access to materials necessary to inform them of the information required to carry out their responsibilities as a board member. This information includes the most recent board approved budget, the most recent annual report, the audited financial statements and copies of the interim quarterly financial statements.

The board does not provide continuing education for its directors. Each director is responsible to maintain the skills and knowledge necessary to meet his obligations as director.

Nomination of Directors

The board is responsible for identifying new director nominees. In identifying candidates for membership on the board, the board takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the board. As part of the process, the board, together with management, is responsible for conducting background searches, and is empowered to retain search firms to assist in the nominations process. Once candidates have gone through a screening process and met with a number of the existing directors, they are formally put forward as nominees for approval by the board.

Assessments

The board intends that individual director assessments be conducted by other directors, taking into account each director’s contributions at board meetings, service on committees, experience base, and their general ability to contribute to one or more of our company’s major needs. However, due to our stage of development and our need to deal with other urgent priorities, the board has not yet implemented such a process of assessment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President, Jason Hanson, at the address appearing on the first page of this Information Statement.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or

4.

any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

During the year ended July 31, 2011, we received advances of $17,926 from a director of our company. This amount is unsecured, non-interest bearing and is repayable on demand.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended July 31, 2011, all filing requirements applicable to its officers, directors and greater than 10% percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Jason Hanson	nil	nil	nil
Peter Hornstein	nil	nil	nil

(1)	The named officer, director or greater than 10% stockholder, as applicable, filed a late Form 3 – Initial Statement of Beneficial Ownership of Securities.

EXECUTIVE COMPENSATION

The following table summarizes the compensation of our executive officers during the two years ended July 31, 2011 and 2010. No other officers or directors received annual compensation in excess of $100,000 during the last two fiscal years.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award s ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa -tion ($)	Total ($)
Jason Hanson(1) President, Secretary and Treasurer	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Joe Loeppky Former President, Secretary and Treasurer(2)	2011 2010	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil

(1)	Jason Hanson was appointed as our president, secretary and treasurer on October 29, 2009.
(2)	Joe Loeppky resigned as our president, secretary and treasurer on October 29, 2009.

Compensation Discussion and Analysis

We have not entered into any employment agreement or consulting agreement with our current directors and executive officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Outstanding Equity Awards at Fiscal Year-End

As at July 31, 2011, we had not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers.

Directors Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay any other director’s fees or other cash compensation for services rendered as a director for the fiscal year ended July 31, 2011.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees in the event of retirement.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the proposed Agreements.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC ’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Search By Headlines.com Corp. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SEARCH BY HEADLINES.COM CORP.

DATED: December 12, 2011	By:	/s/ Jason Hanson
Jason Hanson
President, Secretary, Treasurer, and Director